Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Announces Appointment of Gary Herman to its Board of Directors

VANCOUVER, BC / ACCESSWIRE / August 10, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, has appointed Gary Herman as a member of its Board of Directors (the “Board”), effective immediately. Herman replaces Michael Kron, whom the Company deeply thanks for his service and commitment.

Mr. Herman has several decades of experience as a sophisticated public company investor, fund manager and investment banker. Over the course of his career, he has served on both public and private company boards of directors and has also been a corporate officer, capital raiser, and restructuring specialist.

Mr. Herman currently serves on the Board of Jupiter Wellness, Inc. (NASDAQ: JUPW); XS Financial, Inc. (CSE: XS), and SusGlobal Energy Corp. (OTCQB: SNRG).

“Gary’s deep experience as a public company Board member and investor will add a tremendous resource to our Board of Directors,” said Peter Goldstein Chairman of the Board of Siyata Mobile. “His knowledge and expertise, along with his broad experience spanning many different industries and geographies will add valuable leadership and investment acumen as we continue to build a Board that is shareholder return focused.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas
Hayden IR
SYTA@Haydenir.com
646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales
Siyata Mobile Inc.
glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

- END -